August 9, 2007

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Innovative Designs, Inc
Commission File Number 000-51791
Amended Forms 10-KSB/A and 10-QSB/A

Dear Madam or Sir:

On behalf of Innovative Designs, Inc. (the “Company”), I enclose for filing an amended annual report on Form 10-KSB for the fiscal year ended October 31, 2006, (the “Amended 10-KSB/A-1”) and the amended quarterly reports on Form 10-QSB for the quarters ended January 31, 2007 and April 30, 2007, (the Amended Form 10-QSB/As”) (collectively the “Amended Reports”).

The Amended Reports are being filed in response to comments contained in a letter from the staff dated July 20, 2007, (the “Comment Letter”). For the convenience of the staff, I have inserted below the staff comments by number and our response follows each comment. Unless otherwise indicated, all of the comments have been complied with.

Comment 1: We have reviewed your response to our prior comment 6 in our April 11, 2007 letter. Please tell us why you believe it is appropriate to record a gain upon forgiveness of the related party note and related accrued interest. We believe that classification as contributed capital is more appropriate than the gain recorded in your statement of operations since you initially recorded the license asset as a debit to paid in capital and the note was payable to a related party.

Response: The debit to additional paid in capital was recorded to reflect the fair market value of the license agreement the Company obtained from its related party. Due to this transaction occurring between related parties, the Company was only permitted to record the license agreement at cost to the related party which was zero. In light of this the sequence of journal entries should be as follows:

License Agreement	$568,144
Additional Paid in Capital	$568,144

To reverse the recording of license agreement at its inception to the license agreement being declared null and void.

U. S. Securities and Exchange Commission
August 9, 2007
Page Two

Impairment of License of Agreement	$558,144
License Agreement	$558,144

To write off the license agreement due to agreement becoming null and void.

In light of your comment and the series of journal entries resulting in the similar presentation as requested by you, we complied with your comment by reclassifying the gain from debt forgiveness as a debit to paid in capital on pages 41 through 45, 58 and 61. The accrued interest for this transaction was never recorded through additional paid in capital. It has always been reflected in the statement of operations as interest expense. Accordingly, we reversed the journal entries that were recorded to place interest on the books and records of the Company. Consequently, we believe that the reversal of interest should not be changed and be reflected in the statement of operations within other income and (expense).

Comment 2: We note that during May 2007, a national retailer informed you that they will return unsold products to you and that you had an outstanding receivable balance from this national retailer of approximately $200,000 at April 30, 2007. We have the following comments regarding your sales to this customer.

•	Detail for us the amount of sales to this national retailer during the year ended October 31, 2006 and each subsequent quarter;

•	Tell us how much of the accounts receivable outstanding from this customer is attributable to the product to be returned;

•
Explain to us how you determined revenue recognition on your sales to this customer was appropriate given the right of return and your limited sales history. Absent compelling evidence to the contrary, it appears that you should revise your historical financial statements for each period in which you sold merchandise to this national retailer in order to defer the amount of revenue recognized until you received the related cash payments.

Response:

•	The amount of sales to this national retailer during the year ended October 31, 2006 was $226,000. There were no subsequent sales to this national retailer during 2007.

•	The total accounts receivable associated with the returned product was $179,871.

•	We determined our revenue recognition on our sales to this national retailer based on the following facts and circumstances:

•
In light of the national retailer being a new customer and past experience selling our products to this and other retailers, we were confident that all of the products sold to this national retailer would be sold in their various stores;

U. S. Securities and Exchange Commission
August 9, 2007
Page Three

•	Our sales history to other retailers resulted in no returns of our products back to us;

•
During the period of time from the actual shipping of our products to the national retailers up to the point in time when the national retailer returned our unsold products to us, we had numerous conversations with its sales department to ensure there were no issues or matters with our products and if they believed they would be able to sell all of our products that they purchased from us. We were never informed by the national retailer that they did not believe they could sell all of our products.

Based on the above facts, we did not have a basis in which to record sales returns and allowance account since we had no previous history of having products returned to us by any of our major customers. We did not want to record an arbitrary amount for an allowance that may need to be reversed in future periods. However, we have read your comment and have complied by amending the 10-KSB/A-1 and the January 31, 2007 and April 30, 2007 Form 10-QSB/A on pages 41 through 45, 47 and 61.

I hope that the responses are in compliance with the Comment Letter. If you have any questions regarding the above, please contact me.

Very Truly Yours,

/s/ Joseph Riccelli
Joseph Riccelli, Chief Executive Officer

Enclosures